Exhibit 99.4

GCL Announces Trailer for Upcoming WWII Release ‘The Defiant’

● A Story-Driven FPS Portraying the Fire and Fury of the Mysterious Eastern Battlefield

SINGAPORE, Jan. 29, 2026 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced the launch of a trailer for the upcoming release of “The Defiant,” a World War II story-driven first-person shooter published by its game publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), and developed by Hoothanes.

A bold new title from 4Divinity highlights a rarely depicted chapter of World War II Exploring China’s War of Resistance.

For decades, World War II games have returned to the same frontlines — the beaches of Normandy, the deserts of North Africa, and the cities of Western Europe. Entire wars have been retold through familiar lenses.

But World War II was far larger than that. Set in the Asian theatre of World War II, the game places players in the midst of China’s War of Resistance against Japan, a vast and brutal conflict that cost the lives of countless Chinese soldiers and civilians yet has remained largely unexplored in interactive entertainment.

“The Defiant” reflects GCL’s broader vision of supporting distinctive, story-driven interactive experiences that bring new cultural and historical perspectives to global audiences.

The title is set to launch on PC via Steam and consoles, with wishlisting now available on Steam.

Watch the latest trailer for The Defiant here

“The latest trailer for ‘The Defiant’ captures exactly what we aim to build at GCL,” said Sebastian Toke, Group CEO of GCL. “Through 4Divinity, we are assembling a portfolio of bold, narrative-driven games that bring fresh perspectives to familiar genres. ‘The Defiant’ shines a light on an important and rarely explored chapter of World War II, delivering a cinematic, authentic experience while demonstrating our commitment to supporting ambitious creators and meaningful storytelling.”

The newly released trailer offers an early look at the game’s locations, combat, and tone, revealing an experience shaped not only by spectacle, but by history and cultural identity.

A Cinematic Story of Resistance

At its core, “The Defiant” delivers a narrative-driven cinematic experience. The story unfolds across occupied villages, frozen forests, fortified supply routes, and enemy-controlled urban zones, where each environment reflects the realities of guerrilla warfare and survival behind enemy lines.

●	Combat Without Frontlines
●	Combat mirrors the unpredictable nature of the conflict. Missions shift fluidly between:

○	Stealth infiltration
○	Close-quarters firefights
○	Sniping
○	Urban espionage
○	Code-breaking operations
○	Vehicular combat
○	Sudden large-scale assaults

There are no clear frontlines, only tension, uncertainty, and moments where strategy can be as decisive as firepower.

Built for Authenticity

Developed in Unreal Engine 5 by a veteran team of filmmakers and game developers, “The Defiant” adopts a restrained, human-centered approach to storytelling. The studio’s goal is not only to depict combat, but to convey the emotional weight of resistance — people fighting for survival, identity, and homeland.

Weapons in The Defiant are treated as historical artefacts, not just tools. Players will wield firearms rooted in China’s wartime history, including the Hanyang Rifle, Mauser Military Pistol, MP18 submachine gun, and more. Each is recreated with careful attention to its origin and historical role.

For more information, follow 4Divinity on YouTube | X | Instagram | Facebook | Discord | Website.

Download the press kit here.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity Pte. Ltd. is a majority-owned publishing subsidiary of GCL Global Holdings Ltd., with operations in Singapore, Hong Kong, Japan and UK. The company partners with developers worldwide to publish and market digital titles across PC, console, and mobile platforms, bringing Asian creativity to global audiences.

About Hangzhou Hoothanes Technology Co., Ltd.

Hoothanes is a China-based game development studio known for its innovative gameplay systems and immersive storytelling. With “The Defiant,” the studio aims to deliver a premium cross-platform experience that blends tactical depth with cinematic narrative.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

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